

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

Via E-mail
Mr. Lazarus Rothstein
Executive Vice President and General Counsel
China Direct Industries, Inc.
431 Fairway Drive, Suite 200
Deerfield Beach, Florida 33441

> **Re:** **China Direct Industries, Inc.**
> **Schedule 14A**
> **Filed October 18, 2010**
> **File No. 001-33694**

Dear Mr. Rothstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that you have outstanding comments on your Form 10-K for the fiscal year ended September 30, 2010 and other periodic reports. Please note that these comments must be resolved prior to filing and mailing the definitive proxy statement.

2. It is unclear why you have not provided the pro forma and target company information required by Item 14(b)(8)-(11) of Schedule 14A and the target company information required by Item 14(c)(2) of Schedule 14A. Please revise to include such information or provide us with a thorough analysis of why such disclosure is not required.

3. We note the reference to an appraisal on page 22 and elsewhere. Please revise to provide the disclosure required by Item 14(b)(6) of Schedule 14A regarding reports, opinions, appraisals and negotiations consistent with Item 1015 of Regulation M-A, or advise.

Letter to Shareholders

4. Please revise here and the Q&A to briefly state the purpose and consequences of the transactions, and include the total proposed value based on recent trading prices.

Background of the Share Transfer, page 18

5. Please revise to clarify the "alternative valuation methodologies" that were discussed by Dr. Wang, as referenced on pages 18 and 21.

6. Please revise this section to provide more detailed disclosure of the process and factors involved in arriving at the final amount of consideration offered in the transactions. In this regard, provide the reasons for the changes in consideration between the various proposals and drafts outlined in this section to the extent not already provided.

The Transfer Agreements and Management Agreements, page 28

7. We note your statements in this section that the terms and information of the transfer agreements are "not intended to provide any other public disclosure of factual information about the Company . . . ." and should not be "relied upon." Please note that disclosure regarding an agreement's representations, warranties or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement, please revise them to remove any implication that the arrangement agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

Interest of Certain Persons in Matters to be Acted Upon, page 36

8. Please revise this section to provide all of the information required by Item 5(a) of Schedule 14A. For example, please clarify the percentage beneficial ownership the persons described in this section have in each of the entities involved in the transaction and the relationship between such entities as necessary to clearly describe any direct or

indirect interest in the matters to be acted upon. Please also specifically describe the payments and benefits to be received by these individuals under the Management Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director